November 8, 2012

Via EDGAR

Ms. Sharon M. Blume

Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	United Security Bancshares

Form 10-K for the year ended December 31, 2011 and the 10-Q for the quarterly period ended June 30, 2012

File No. 000-32897

Dear Ms. Blume:

Please find attached the response to your Staff Letter request of October 25, 2012 prepared by the staff of United Security Bancshares (the “Company”). The responses are in the same order as the order of the comments in the Staff Letter. We have also attached appendixes to show the changes in the proposed disclosure from the previous disclosures in the filed periodic reports in issue.

Should you have any further questions, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Richard Shupe
Senior Vice President and
Chief Financial Officer

cc:	Mr. Dennis R. Woods

Mr. Gary S. Findley, Esq.

With respect to the responses to the Staff letter of October 25, 2012 provided by United Security Bancshares (the “Company”) and filed with the SEC, we understand that,

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Dennis R. Woods

Dennis R. Woods

Chief Executive Officer

United Security Bancshares

/s/ Kenneth L. Donahue

Kenneth L. Donahue

Chief Administrative Officer

United Security Bancshares

/s/ Richard B. Shupe

Richard B. Shupe

Chief Financial Officer

United Security Bancshares

Item 1 (10-K December 31, 2011)

General

1. Please use the correct file number of 000-32897 in future 1934 Act filings.

Response:

We have corrected the file number to 000-32897 beginning with the September 30, 2012 10-Q filing and will use that file number in future filings.

We agree to use file number 000-32897 in our future filings as discussed in the aforementioned response.

Item 2 (10-K for December 31, 2011)

Note 9 to Consolidated Financial Statements – Taxes on Income, page 95.

2. Please tell us and revise your future filings to specifically detail the positive and negative evidence used to support your decision under paragraphs 21 & 22 of ASC 740-10-30.

Response:

At December 31, 2011, the Company determined the realizability of the net deferred tax asset based upon positive and negative evidence as required under ASC 740-10-30. We performed the analysis considering both tax planning strategies and future earnings as a basis for utilizing the deferred tax assets. Although we analyzed tax planning strategies, including the possible sale of certain Bank premises and the surrender of Bank Owned Life Insurance, the primary focus of our analysis was on projected future earnings in the light of recent losses. We have attached our written analysis (Exhibit 1) which not only provides validity for a 5-year income projection, also supports our belief that the losses experienced over the last three calendar years are an aberration rather than a continuing trend.

The five year income projections were discounted for future periods (probability factor of 75% during the next two years, declining to 50% in the fifth year.) Adjustments were made for anticipated decreases in provisions for loan losses, as well as reduced OREO impairment charges and operating expenses.

The following is the disclosure we are providing in the September 30, 2012 10-Q:

The Company periodically evaluates its deferred tax assets to determine whether a valuation allowance is required based upon a determination that some or all of the deferred assets may not be ultimately realized. At September 30, 2012 and December 31, 2011, the Company had a recorded valuation allowance of $3.7 million. The Company performs an analysis of the valuation allowance considering both tax planning strategies and future earnings as a basis for utilizing the deferred tax assets. The tax planning strategies include the sale of certain bank premises and the surrender of Bank Owned Life Insurance. In its review of a requirement for a valuation allowance, the Company identifies both positive and negative evidence to determine whether a valuation allowance is required. Negative evidence would include pretax losses recorded during each of the last three calendar years. These losses were the result of the severe economic downturn that began in 2008 resulting in substantial increases in the provision for loan losses as well as impairment losses related to other real estate owned through foreclosure, goodwill, and private label residential mortgage obligations. At December 31, 2011, the Company performed an analysis of future projected earnings to provide positive evidence that sufficient earnings would be generated to utilize the deferred tax assets. Underlying assumptions included continued reductions in nonperforming assets and general improvements in the economy, resulting in reduced provisions for loans losses and impairment charges, as well as reductions in expenses related to other real estate owned. Based upon this analysis, the Company has concluded that the valuation allowance of $3.7 million at September 30, 2012 and December 31, 2011 is reasonable.

We agree to undertake to include in our future filings requiring financial statements (Regulation S-X and Item 303 of Regulation S-K) the expanded disclosures as discussed in the aforementioned response.

Item 3 (10-Q for June 30, 2012)

Note 2 to Consolidated Financial Statements – Investment Securities Available for Sale and Other Investments, page 10.

3. Please tell us and expand future filings to state the valuation technique used on loans less than 60 or more days past due. In addition, tell us if this represents a change in company’s OTTI methodology, the difference between the cash flow valuation technique used at December 31, 2011 and this technique, and if applicable, why this change was made

Response:

The valuation technique used in the June 30, 2012 other-than-temporary impairment analysis does not represent a change from the technique utilized at December 31, 2011.

The following summarizes the methodology utilized for all loans evaluated at December 31, 2011 and June 30, 2012, as well as the expanded disclosure we will include in the September 30, 2012 10-Q:

The cash flow assumptions used in the evaluation at June 30, 2012 utilized a discounted cash flow valuation technique applying a “Liquidation Scenario” whereby loans are evaluated by delinquency and are assigned probability of default and loss factors deemed appropriate in the current economic environment. The liquidation scenario assumes that all loans 60 or more days past due are liquidated and losses are realized over a period of between six and twenty-four months based upon current 3-month trailing loss severities obtained from reputable financial data sources. In determining fair value under the discounted cash flow analysis, all loans within the mortgage pools, including those less than 60 or more past due, are evaluated for other-than-temporary impairment utilizing the following components:

-	Collateral Cash Flows: Loan level cash flows are evaluated based upon estimated prepayment speeds, default rates, and estimated loss severities of liquidated assets.

-	Prepayment Assumptions: Prepayment speeds are based upon the borrower’s incentive to pay as well as their ability to pay based upon their credit. In addition, CPR and CRR rates are evaluated.

-	Default Rates: The default assumptions are vectored and are expressed as conditional default rates (CDR), which are based upon the current status of the loan. The model assumes that the 60 day plus population will move to repossession inventory subject to loss migration assumptions and liquidate over the next 24 months. Defaults vector from month 25 to month 36 to the month 37 CDR value. The loans less than 60 days delinquent influence the month 37 CDR value. The default assumptions continue from month 37 but vector down over an extended period of at least 15 years from the valuation date. Default rate assumptions are benchmarked to the recent results experienced by major servicers of of non-Agency MBS for securities with similar attributes and forecasts from the industry experts and industry research.

-	Loss Severity: Estimates of loss severity for each loan are based upon initial LTV ratios, the loan’s lien position, mortgage insurance coverage, and any change in the property’s price since loan was originated.

-	Bond Waterfall: With other components of the individual loans within the collateralized mortgage pools evaluated, the cash flows are allocated to securities based upon contractual waterfall rules provided in the securities prospectus.

-	Internal Rate of Return: Future estimated cash flow streams are discounted at pre-tax yield rates calculated using both credit and non-credit components to determine what the required IRR’s would be for similar securities in a market that is generally illiquid.

The prepayment, default and loss severity assumptions result in forecasted cumulative loss rates.  The resulting cumulative loss rates are benchmarked to other sources.

We agree to undertake to include in our future filings requiring financial statements (Regulation S-X) the expanded disclosures as discussed in the aforementioned response.

Item 4 (10-Q for June 30, 2012)

Note 2 to Consolidated Financial Statements – Investment Securities Available for Sale and Other Investments, page 10.

4. Please provide us your OTTI analysis regarding the private label mortgage-backed security that you stated was impaired but for which no impairment was taken or advise the staff, as applicable.

Response:

We have included a copy of the other-than-temporary impairment analysis for the periods ended March 31, 2012 and June 30, 2012, as Exhibit 2 and Exhibit 3, respectively. Refer to Appendix A on both the March 31, 2012 and the June 30, 2012 analysis for detail on which securities were subject to other-than-temporary impairment (OTTI) adjustments at each period end. At March 30, 2012 the RALI 2006-QS16 A10 and the CWALT 2007-8CB A9 securities did not have OTTI adjustments, while at June 30, 2012, only the RALI 2006-QS16 A10 did not have an OTTI adjustment.

Item 5 (10-Q for June 30, 2012)

Note 3 to Consolidated Financial Statements - Loans and leases Troubled Debt Restructurings, page 16

5. Please tell us and revise future filings to provide a roll forward of your troubled debt restructurings (TDR) for each period presented and quantify the related allowance for loan losses. In addition, disclose your accounting policy for removing loans from TDR classification.

Response:

We have included the TDR tables for June 30, 2012 here, and we have revised the September 30, 2012 10-Q filing to include the TDR roll forward information that you have requested in Item 5.

Six months ended
June 30 ,2012	Commercial				RE
(in thousands)	and	Commercial	Residential	Home	Construction		Installment	Lease
	Industrial	Real Estate	Mortgages	Equity	Development	Agricultural	& Other	Financing	Total
Beginning balance	$2,619	$6,850	$3,457	$36	$6,034	$0	$54	$0	$19,050

Defaults	0	0	0	0	0	0		0	0
Additions	0	919	325	0	0	57	20	0	1,321
Principal reductions	(260)	(1,414)	(8)	(24)	(1,887)	0	(15)	0	(3,608)
Ending balance	$2,359	$6,355	$3,774	$12	$4,147	$57	$59	$0	$16,763
Allowance for loan loss	$166	$347	$153	$0	$0	$0	$0	$0	$666

Three months ended
June 30 ,2012	Commercial				RE
	and	Commercial	Residential	Home	Construction		Installment	Lease
	Industrial	Real Estate	Mortgages	Equity	Development	Agricultural	& Other	Financing	Total
Beginning balance	$2,469	$6,413	$3,768	$36	$4,964	$58	$52	$0	$17,760

Defaults	0	0	0	0	0	0	0	0	0
Additions	0	0	0	0	0	0	20	0	20
Principal reductions	(110)	(58)	6	(24)	(817)	(1)	(13)	0	(1,017)
Ending balance	$2,359	$6,355	$3,774	$12	$4,147	$57	$59	$0	$16,763
Allowance for loan loss	$166	$347	$153	$0	$0	$0	$0	$0	$666

Although the Company does not have a policy which specifically addresses when a loan may be removed from TDR classification, as a matter of practice, loans classified as TDR’s generally remain classified as such until the loan either reaches maturity or its outstanding balance is paid off. We have also added in the September 30, 2012 10-Q filing a discussion of the Company’s accounting policy for removing loans classified as TDR.

We agree to undertake to include in our future filings requiring financial statements (Regulation S-X) the expanded disclosures as discussed in the aforementioned response.

Exhibit 1

United Security Bancshares
December 31, 2011

Deferred Tax Asset Analysis

United Security Bancshares reported net losses for the last three years. The most significant factor affecting the Company's expense over those years was a prolonged 4-year double-digit decline in real estate prices. This resulted in higher provisions for loan loss, OREO write-downs and OREO expense.

	2009	2010	2011
Prov LL	13,336,927	12,374,827	13,583,836
OREO Write-down	1,323,979	2,830,874	3,433,776
OREO Exp	1,612,005	1,531,550	3,503,272
Total	16,272,911	16,737,251	20,520,884

During 2011 residential real estate prices showed signs of stabilization in the central valley region. With the exception of Madera County, price declines were minimal.

County/City/Area	# Sold	1/31/2012	1/31/2011	Yr to Yr % Chng
Fresno County	722	134,500	137,500	-2.18%
Kern County	773	120,000	120,000	0.00%
Madera County	111	115,000	129,750	-11.37%
Merced County-thru 1/27	181	105,000	106,000	-0.94%
Tulare County	331	115,000	118,500	-2.95%

Real estate prices stabilized throughout the five-county central valley region in 2011.

Additionally, the major population centers within these counties fared better than county averages and posting price increases in some cities. Some price declines continued in less populated regions of some counties.

City	# Sold	1/31/2012	1/31/2011	% Chng
CLOVIS	114	$221,250	$219,000	1.03%
FRESNO	442	$120,000	$122,000	-1.64%
BAKERSFIELD	562	$126,500	$125,000	1.20%
TAFT	14	$72,750	$48,250	50.78%
MC FARLAND	4	$130,000	$105,000	23.81%
CHOWCHILLA	13	$113,500	$97,000	17.01%
MADERA	70	$106,500	$127,000	-16.14%
ATWATER	24	$125,000	$112,500	11.11%
LOS BANOS	36	$112,000	$112,000	0.00%
MERCED	74	$106,500	$97,000	9.79%
PORTERVILLE	54	$108,000	$104,250	3.60%
STRATHMORE	4	$75,500	$62,500	20.80%
TULARE	48	$125,500	$99,000	26.77%
VISALIA	151	$125,000	$143,000	-12.59%
WOODLAKE	4	$67,500	$55,000	22.73%

Several factors affect real estate prices and declines in notices of default and foreclosures have a stabilizing affect.

NOD's			
County/Region	2010Q4	2011Q4	Yr/Yr%
Kern	2,011	1,562	-22.3%
Fresno	1,944	1,675	-13.8%
Madera	402	274	-31.8%
Merced	645	487	-24.5%
Tulare	874	777	-11.1%

Foreclosures			
County/Region	2010Q4	2011Q4	Yr/Yr%
Kern	1,286	1,013	-21.2%
Fresno	1,159	1,029	-11.2%
Madera	256	187	-27.0%
Merced	453	351	-22.5%
Tulare	505	469	-7.1%

The number of foreclosures purchased by investors over the past three years has increased as evidenced by the number of foreclosures purchased with cash. The higher levels of cash buyers is indicative of investor-buyers. The growing number of investors has a stabilizing affect on real estate prices.

County/Region	Jan 2010	Jan 2011	Peak month since 1988	10-yr monthly avg
Fresno	31.1%	35.0%	35.0%	15.9%
Kern	28.5%	35.8%	36.5%	16.9%
Madera	33.6%	48.6%	48.6%	22.9%
Merced	46.7%	46.5%	48.0%	20.7%

The premium to rent in the central valley region is 20% - 30% higher than the cost to own a home. The demand for rental homes is driven by the significant number of previous home-owners who lost their homes through foreclosure. This factor supports a continuation for investors purchases from a dwindling supply of foreclosures and this has a stabilizing effect on real estate prices. For those who lost their homes three and four years ago, the derogatory affects of foreclosures on their credit reports will diminish in 2012 and 2013. Since rents are significantly higher than home ownership, the incentive to buy is present to qualified buyers. As FICO's improve from past foreclosures, the numbers of buyers is expected to increase.

The numbers of finished lots in Kern, Tulare and Fresno County are low. Few new lots were created over the past four years even though new home sales have continued. The dwindling supply of finished lots has a stabilizing effect on real estate prices.

The declines in real estate prices over the past four years were the primary contributor to Company net losses over the prior three years. Real estate prices are generally below the cost of manufacture today and empirical evidence indicates prices are stabilizing in the central valley region. Prices could decline further from this point but the likelihood of the double-digit price declines is less given current price levels and empirical evidence in the central valley counties of price stabilization discussed above.

We've analyzed the ALLL for 12/31/11. A year-ago "Pass" loans totaled $361 million and the reserve for this segment totaled $3.8 million or 1.05%. For December 2011, "Pass" loans totaled $350 million and the reserve was $7.8 million or 2.18%. The methodology for loss factors derives current loss factors from past losses but the likelihood that past losses are accurate predictors of future losses in low, particularly if real estate prices stabilize. Therefore, the provision for losses for 2011 may prove to be overstated in future periods. If future losses are less than past losses, the indicated reserves will diminish

Additionally, FAS 114 reserves at December 31, 2011 estimated based on DCF will decline as loan maturities grow closer.

In accordance GAAP, collateral dependent loans are adequately reserved absent future price declines. Even though some price declines may occur, it is not likely price declines will return to double digit levels seen in the past four years. **In modeling income for the next five years, a provision of $4 million was used for 2012 declining to $2 million at five years.**

We reviewed OREO expenses. We subtracted the expenses of properties sold, subtracted the expenses of preparing Monterra for final map and subtracted the legal and other costs associated with Vineyard Villages since those will not recur. Additionally, we subtracted about $1.4 million that represented the payment of delinquent property taxes and penalties that had accumulated over several yeas as those will not recur. **After adjustments, OREO expenses forward were $600M but we used $1,2 million for 2012 declining to $700M in the fifth year in the income model to provide cushion.**

OREO write-downs in the model are $1 million for 2012 declining to $500M the next two years and $200M in the fourth year and zero in the fifth year.

We analyzed each remaining OREO property, estimating a conservative sales prices. Even though we projected over gain, the income model shows losses of about $500 over five years. We ignored any gains.

The second most significant expense was goodwill impairment on the Campbell branch. The original goodwill in 2006 at the time of purchase of the Campbell branch was $7.6 million. Goodwill impairments totaling $5.9 million were expensed over the last three years leaving goodwill at $1.7 million. The branch is profitable and further goodwill impairment are not likely. **Goodwill impairment is forecast in the model as zero.**

The third most significant expense was legal costs. Several lawsuits filed against borrowers significantly increased legal costs over the past three years. At present, all but one law suit is settled and the one remaining lawsuit settlement has been agreed on verbally and is in the process of being written. **In the model we reduced legal costs (part of Professional Fees) by $500M for 2012 and by another $300M in the remaining years.**

The fourth most significant expense was FDIC insurance. Current FDIC insurance costs are $115M per month or $1.4 million per year. **We used the current run-rate in the income model.**

The fifth most significant expense was CMO impairment. At year-end we learned that the effective rates used in past years were higher than they should have been. We expect use of the lower and correct effective. yield in the future will minimize CMO impairments comparatively. **In the model we use $300M CMO impairment each year.**

The core earnings of the Company before these five extraordinary expense components is about $10 million per year currently. During the next sixty days through the sale of the Madera OREO warehouse and the sale of a tax credit the Company will recognize an additional $2 million pretax.

The model projects pretax earnings of $5.3 million including estimated expense for the four of the five extraordinary expense components.

United Security Bank
Deferred Tax Analysis - December 31, 2011 - 5-Year Projection

Rate change		**0.00%**	**0.00%**	**0.50%**	**0.75%**	**1.00%**
Annual loan growth		2.00%	2.00%	3.00%	3.00%	5.00%
Annual deposit growth		3.00%	4.00%	3.00%	3.00%	3.00%
Annual deposit growth - allocation to noninterest-bearing		40.00%	40.00%	40.00%	40.00%	40.00%
Annual deposit growth - allocation to interest-bearing		60.00%	60.00%	60.00%	60.00%	60.00%
Fed funds rate	0.25%	0.25%	0.25%	0.75%	1.50%	2.50%
Prime rate	3.25%	3.25%	3.25%	3.75%	4.50%	5.50%
% loans with floors within rate spread (will reprice)		0.00%	0.00%	10.00%	5.00%	5.00%
Variable rate loans w/ floors		55.00%	55.00%	55.00%	55.00%	55.00%
Variable loans/total loans		50.00%	50.00%	50.00%	50.00%	50.00%
Existing loan yield	6.00%	6.25%	6.25%	6.26%	6.27%	6.29%
New volume loan yield		6.25%	6.25%	6.75%	7.50%	8.50%
Investment yield	4.00%	3.75%	3.50%	3.50%	3.75%	4.00%
Yield on interest-bearing CD's	1.80%	1.80%	1.80%	1.80%	1.80%	1.80%
Interest-bearing deposit cost	0.65%	0.65%	0.55%	0.95%	1.55%	2.35%
Borrowing cost	0.34%	0.34%	0.34%	0.84%	1.59%	2.59%
Reduction in OREO		20.00%	10.00%	10.00%	10.00%	10.00%
Loss % on sale of OREO		4.00%	4.00%	4.00%	3.00%	3.00%
Writedowns on OREO - $		500	500	500	200	0
Change in investment portfolio		5.00%	10.00%	15.00%	15.00%	15.00%
Annual chargeoffs - $		5,000	4,000	3,000	2,000	2,000
Loan/Deposit ratio	71.14%	70.59%	69.85%	70.34%	71.01%	73.09%
ALLL to total loans	3.38%	3.14%	3.15%	3.17%	3.39%	3.30%

	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Assets						
Cash and due from banks	$ 28,052	$ 25,141	$ 23,220	$ 21,149	$ 19,972	$ 23,967
Federal funds sold and securities purchased	96,132	111,343	123,010	124,520	123,259	105,975
Interest-bearing deposits in other banks	2,187	5	-	-	-	-
Investment securities available for sale	43,373	45,542	50,096	57,610	66,252	76,189
Loans and leases - net unearned	408,715	411,889	416,127	425,611	436,379	456,198
Allowance for credit losses	(13,822)	(12,941)	(13,102)	(13,507)	(14,780)	(15,061)
Net loans	394,893	398,948	403,025	412,104	421,599	441,137
Accrued interest receivable	1,946	1,961	1,981	2,026	2,078	2,172
Premises and equipment - net	12,675	12,663	12,663	12,663	12,663	12,663
Other real estate owned	27,513	21,510	18,859	16,473	14,626	13,163
Intangible assets	448	261	74	(46)	-	-
Goodwill	4,593	4,593	4,593	4,593	4,593	4,593
Cash surrender value of life insurance	16,150	16,715	17,280	17,845	18,410	18,975
Deferred income taxes	7,465	8,488	8,488	8,488	8,488	8,488
Other assets	6,270	6,270	6,270	6,270	6,270	6,270
Total assets	$ 641,228	$ 653,440	$ 669,560	$ 683,696	$ 698,210	$ 713,593
Liabilities						
Deposits						
Noninterest bearing	$ 225,019	$ 227,719	$ 231,363	$ 234,139	$ 236,949	$ 239,792
Interest bearing	349,520	355,811	364,351	370,909	377,586	384,382
Total deposits	574,539	583,531	595,714	605,048	614,534	624,174
FFP and borrowings	-	-	-	-	-	-
Accrued interest payable and other liabilities	(5,423)	(5,488)	(5,576)	(5,643)	(5,711)	(5,779)
Trust Preferred securities	8,486	8,486	8,486	9,486	10,486	11,486
Total liabilities	577,602	586,529	598,624	608,891	619,310	629,881
Shareholders' Equity						
Common stock and retained earnings	63,942	67,755	71,779	75,648	79,743	84,555
Accumulated other comprehensive income	(316)	(843)	(843)	(843)	(843)	(843)
Total shareholders' equity	63,626	66,912	70,936	74,805	78,900	83,712
Total liabilities and shareholders' equity	$ 641,228	$ 653,440	$ 669,560	$ 683,696	$ 698,210	$ 713,593

United Security Bank
Deferred Tax Analysis - December 31, 2011 - 5-Year Projection

	2011	2012	2013	2014	2015	2016
Interest Income:						
Loans, including fees	$ 25,574	$ 26,056	$ 26,258	$ 26,908	$ 27,661	$ 29,293
Investment securities - AFS - taxable	2,319	1,667	1,674	1,885	2,322	2,849
Investment securities - AFS - nontaxable	(56)	-	-	-	-	-
Federal funds sold and securities purchased	-					
under agreements to resell	39	-	-	-	-	-
Interest on deposits in FRB	186	259	293	928	1,858	2,865
Interest on deposits in other banks	-	20	0	-	-	-
Total interest income	28,062	28,002	28,225	29,721	31,841	35,008
Interest Expense:	-					
Interest on deposits	2,620	2,292	1,980	3,492	5,801	8,953
Interest on other borrowed funds	344	-	-	-	-	-
Total interest expense	2,964	2,292	1,980	3,492	5,801	8,953
Net Interest Income Before	-					
Provision for Credit Losses	25,098	25,709	26,244	26,228	26,041	26,054
Provision for Credit Losses	13,586	4,119	4,161	3,405	3,273	2,281
Net Interest Income	11,512	21,591	22,083	22,824	22,768	23,773
Noninterest Income:						
Customer service fees	3,381	3,434	3,506	3,561	3,616	3,673
Increase in cash surrender value of bank owned life insurance	565	565	565	565	565	565
Gain on disposition of securities	69	-	-	-	-	-
Gain (loss) on sale of other real estate owned	(231)	(240)	(106)	(95)	(55)	(44)
(Loss) gain on Fair Value Option of Financial Assets	1,862	-	-	(1,000)	(1,000)	(1,000)
Gain on sale of investment	1	1,700	-	-	-	-
Other	1,097	1,097	845	930	1,022	1,125
Total noninterest income	6,744	6,556	4,810	3,960	4,148	4,319
Noninterest Expense:						
Salaries and employee benefits	9,110	9,292	9,478	9,668	9,861	10,058
Occupancy expense	3,487	3,522	3,557	3,593	3,629	3,665
Data processing	91	92	93	94	95	96
Professional fees	2,892	2,392	1,642	1,724	1,810	1,901
FDIC/DFI insurance assesments	1,991	1,440	1,080	1,097	1,114	1,132
Director fees	230	230	230	230	230	230
Amortization of intangibles	620	187	187	120	-	-
Correspondent bank service charges	302	311	320	330	340	350
Writedown on Investment	(11)	-	-	-	-	-
Impairment loss on OREO	3,434	1,000	500	500	200	-
Impairment loss on intangible assets	36	-	-	-	-	-
Impairment loss on goodwill	1,489	-	-	-	-	-
Impairment loss on investment securities	941	300	300	300	300	300
Loss on tax credit partnership	417	150	150	150	100	50
OREO expense	3,503	1,226	1,009	883	777	695
Other	1,855	1,855	1,855	1,855	1,855	1,855
Total noninterest expense	30,387	21,997	20,402	20,543	20,311	20,331
Income Before Taxes on Income	**(12,131)**	**6,150**	**6,491**	**6,240**	**6,605**	**7,761**
Taxes on Income	(4,002)	2,337	2,467	2,371	2,510	2,949
Net Income	$ (8,129)	$ 3,813	$ 4,024	$ 3,869	$ 4,095	$ 4,812
Consolidated:						
Probability assigned		75.00%	75.00%	70.00%	60.00%	50.00%
Weighted pre-tax earnings		4,612	4,868	4,368	3,963	3,881
Cumulative pre-tax earnings			**9,480**	**13,848**	**17,811**	**21,692**

Five year projected earnings (from projection detail)	21,692
Gain on sale of fixed assets	3,500
Surrender of BOLI (taxable income)	3,500
	28,692
Additional occupancy with sales expense (increase of 25% over current projection)	(4,700)
Adjusted projected pre-tax income for analysis	**23,992**

United Security Bank - Balance Sheet

December 31, 2011 G/L ACCT	DESCRIPTION	Bank Only 31-Dec-11	YE Adj	HC Only 31-Dec-11	Consolidated 31-Dec-11
530200199	DEFERRED STATE TAXES PAID	4,885,499	6,556,358	(590,865)	10,850,992
530200299	DEFERRED FEDERAL TAXES PAID	5,922,390	0	(2,342,053)	3,580,337
530200499	DEFERRED TAXES - SFAS 158	282,216			282,216
530200599	CA CORP TAX CR FED TAX RECBL	642			642
530200699	DEFERRED TAXES - HEDGE	0			0
530200399	DEFERRED TAXES - SFAS 115	188,086		20,921	209,007
	Total	11,278,834		(2,911,997)	14,923,194
	Total without FAS115/FAS 158	**11,090,748**		**(2,932,918)**	**14,431,971**
	Less taxes paid 2011				(1,154,900)
	Less overpayment applied to 2011				
	Net dependent on future earnings	**11,090,748**		**(2,932,918)**	**13,277,071**
40.00%	**Pretax earnings required to cover**	**27,726,870**		**(7,332,295)**	**33,192,679**
	Estimated earnings over next 5 years				23,992,076
	Difference				9,200,602
40.00%	**DTA valuation allowance on above difference**				**3,680,241**

Exhibit 2

Wilary Winn Risk Management LLC

April 11, 2012

Ken Donahue
Chief Financial Officer
United Security Bank
2126 Inyo Street
Fresno, CA 93721

Dear Mr. Donahue:

Wilary Winn Risk Management LLC ("WW Risk Management") has performed a review and analysis of a portfolio of Non-Agency Mortgage Backed Securities ("Portfolio") owned by United Security Bank. This evaluation establishes an estimated fair value for the Portfolio as of March 31, 2012.

Our valuation report is divided into three sections:

I. **Valuation Conclusion**
This section describes our valuation conclusions.

II. **Valuation Methodology**
This section provides detailed descriptions of the assumptions used to derive the fair value of the Portfolio and the basis for our assumptions.

III. **Bond Fair Value Reports**
This section includes reports that summarize the estimated values of the Portfolio.

WW Risk Management believes the analyses provide United Security Bank with a perspective regarding the overall fair value of the Portfolio and its risk characteristics, based on the attributes of the loans underlying the securities, the attributes of the securities themselves, and conditions in the marketplace at March 31, 2012. The valuation is meant to be "Level Three" pursuant to FASB Accounting Standards Codification ("FASB ASC") – *Topic 820 – Fair Value Measurements and Disclosures*. The valuation does not reflect or represent the actual terms or prices at which any party could purchase the securities. There is currently no active secondary market for non-investment grade securities and there can be no assurance that any secondary market for the securities will develop. We note that the secondary market for investment grade securities has recently begun to show signs of recovery. It also should not be construed as a formal audit of the Portfolio nor of the operation itself. The information and opinions expressed herein are confidential to the management of United Security Bank, its auditors, audit committee and regulatory bodies.

Please call us should you have any questions or desire further assistance.

Sincerely,

Douglas M. Winn
President

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 2

Section I

Valuation Conclusions

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 3

VALUATION CONCLUSION

United Security Bank engaged Wilary Winn Risk Management LLC to provide it with an independent third party valuation of the Portfolio. The calculations used to determine fair value are based on the attributes of the mortgage backed securities, the attributes of the mortgages underlying the securities, and market-based assumptions.

WW Risk Management prepared the valuation based on our judgment of prevailing economic and market conditions as well as other factors and analyses we deemed relevant or important. Our valuation is subject to the assumptions and qualifications set forth in this report.

WW Risk Management utilized the *INTEX US Residential Mortgage Backed Securities Deal Model Library* to obtain information regarding the attributes of each security and the specific loan level collateral for each security as of March 1, 2012. We also obtained aggregate weighted average information on the collateral underlying each security (delinquency status, historical rates of prepayment and default, original FICO, percentage of loans with limited underwriting, original loan to value ratio (LTV), aggregate property location by metropolitan statistical area (MSA), and weighted average maturity remaining) from Bloomberg.

A summary of the significant collateral characteristics is attached as Appendix B. While we have analyzed this information, we have not performed an independent audit of the source data. We have relied on the data as being truthful, accurate, and complete. Any adjustments to source data could result in material changes to our estimate of the Portfolio's fair value.

WW Risk Management utilizes both published and unpublished industry sources in estimating fair value. WW Risk Management believes these sources to be reliable, but cannot guarantee the accuracy and completeness of such information (i.e., loan prepayment speed assumptions, discount rates, default rates, and loss severity percentages).

Our evaluation of the Portfolio assumes United Security Bank continues as a going concern with adequate liquidity.

The estimated range of fair values for the Portfolio as of March 31, 2012 by CUSIP is attached as Appendix A. WW Risk Management believes the Portfolio has Other Than Temporary Impairment which is reflected on Appendix C.

WW Risk Management believes that the data and assumptions used to determine fair value are reasonable. The fair value calculations reflect relevant facts and market conditions. Events and conditions occurring after the valuation date could have a material effect on the Portfolio's fair value.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 4

Section II

Valuation Methodology

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 5

VALUATION METHODOLOGY

WW Risk Management determined the estimated fair values for each security based on discounted cash flow analyses using the INTEX desktop valuation model. Our estimates are based on key valuation assumptions which are documented below.

Collateral Cash Flows

The aggregated loan level cash flows are primarily dependent on the estimated speeds at which the loans are expected to prepay, the estimated rates at which the loans are expected to default, and the severity of the losses on loans that are liquidated through the foreclosure process.

Prepayment Assumptions

WW Risk Management's estimate of prepayment speeds begins with the prepayment rates provided by the Securities Industry & Financial Markets Association (SIFMA) as of April 2, 2012, to approximate a measure of the borrowers' *incentive* to prepay based on market interest rates. In order to incorporate the borrowers' *ability* to prepay, we then make adjustments to the base rate to reflect the borrowers' ability to qualify for a new loan based on their credit. We also make adjustments based on the location of the property to capture the appreciation or depreciation by MSA and thus reflect the likelihood the property will appraise at an amount sufficient to repay the existing loan. These adjustments factor prepay speeds down as credit quality and home prices deteriorate, reflecting the diminished ability to refinance.

In addition, our assumptions are based on evaluation of the conditional prepayment rates (CPR) and conditional repayment rates (CRR) over a 1 month, 3 month, 6 month, 1 year and lifetime basis to the extent these values are provided by the servicer, and forecasts from other industry experts.

Our estimates for the rate of voluntary repayments, or CRR, by CUSIP are included in Appendix A.

Default Rates

WW Risk Management's estimates for the conditional default rate (CDR) vectors are based on the status of the loans at March 1, 2012 – current, 30-59 days delinquent, 60-89 days delinquent, 90+ days delinquent, foreclosure or REO – and our proprietary loss migration models (i.e. percentage of 30 day delinquents that will ultimately migrate to default, percentage of 60 day delinquents that will ultimately migrate to default, etc.). Our model assumes that the 60 day plus population will move to repossession inventory subject to our loss migration assumptions and liquidate over the next 24 months. Defaults vector from month 25 to month 36 to our month 37 CDR value and ultimately vector to zero over an extended period of time of at least 15 years.

We further benchmarked our default rate assumptions to the recent results experienced by major servicers of non-Agency MBS for securities with similar attributes and forecasts from other industry experts and industry research.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 6

Our CDR vector assumption by CUSIP is included in Appendix A.

Loss Severity

WW Risk Management estimates for loss severity are based on the initial loan to value ratio, the loan's lien position, private mortgage insurance proceeds available (if any), and the estimated change in the price of the property since origination. We estimate the historical change in the value of the property using *Housing Pricing Indices by Metropolitan Statistical Area* produced by the Federal Housing Finance Agency (FHFA).

We based our estimates for future changes in the prices of the residences collateralizing the mortgages using the Case Shiller forecasts and forecasts by MSA provided by the Housing Predictor website.

Our loss severity assumption is static for twelve months then decreases monthly based on future market appreciation. Our annual market appreciation assumption is 2.50% after 12 months. Our loss severity is subject to a floor value of 23.00%.

We benchmarked our loss severity estimates to the recent results of the loan collateral supporting the securities and the results experienced by major servicers of non-Agency MBS for securities with similar attributes.

Our loss severity estimates by CUSIP are included in Appendix A.

Our prepayment, default and loss severity assumptions result in forecasted cumulative loss rates. WW Risk Management benchmarked our forecasts to the projected cumulative principal losses by product, by year of origination, released by other industry experts.

Bond Waterfall

The INTEX desktop model calculates mortgage cash flows based on the loan level attributes supplied as of the bond settlement date of March 31, 2012 and WW Risk Management's valuation input assumptions. Cash flows are then allocated to securities by priority based upon the cash flow waterfall rules provided in the prospectus supplement.

Internal Rate of Return

Internal rates of return (IRR) are the pre-tax yield rates used to discount the future cash flow stream expected from the collateral cash flows. There is currently no active secondary market for non-investment grade securities and there can be no assurance that any secondary market for the securities will develop. We note that the secondary market for investment grade securities has recently begun to show signs of recovery. The lack of market activity for non-investment grade securities is evidenced by a significant widening of the bid/ask spreads in the markets in which the non-Agency MBS trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive and few non-Agency MBS have been issued since October 2008.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 7

WW Risk Management explicitly calculates the **credit component** utilizing conditional default and loss severity vectors within the Intex valuation model. WW Risk Management relies on FASB ASC paragraph 820-10-55-5 to provide guidance on the discount rates to be used when a market is not active. According to the standard, the discount rate should take into account all of the following factors:

- The time value of money (risk free rate)
- Price for bearing the uncertainty in the cash flows (risk premium)
- Other case specific factors that would be considered by market participants, including a liquidity adjustment

Further support for our discount rates can be found on Appendix D. Section 1 of Appendix D reflects corporate bond spreads for banks and the risk free rate (U.S. Treasury yields) as of March 31, 2012. This information is provided by Reuters.

Section 2 of Appendix D adds the risk free rate to the corporate bond spread for banks. Please remember that credit valuation adjustment is included within these values. To remove the credit component (since WW Risk Management is explicitly calculating the credit portion) section 3 provides the credit default swap rates for financial companies as a proxy for credit based on various terms. Section 4 provides discount rates that are exclusive of the credit component. Please note that these values are similar to the discount rates utilized within our valuations. Characteristics of the securities and their related collateral may cause adjustment to these values.

Additionally, our discount rate estimates come from conversations with major financial institutions regarding assumptions they are using for highly rated assets, from opportunistic hedge funds regarding assumptions they are using to bid on lower and unrated assets, and other industry experts.

WW Risk Management has observed a relatively wide range of discount rates used to estimate fair value. We have therefore discounted the resulting cash flows back to March 31, 2012 at the following rates:

- Coupon rate on the bond purchased
- Effective yield on the bond
- Market discount rate 1
- Market discount rate 2

Our estimated IRRs ranged from 11.00% to 14.00% due to the characteristics and estimated performance of these securities. Uncertainty and liquidity premiums added to the risk free rates ranged from 9.25% to 12.75% based upon the collateral attributes and performance and characteristics of the securities.

Appendix A shows our IRRs by CUSIP.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 8

Section III

Portfolio Fair Value Reports

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 9

Wilary Winn Risk Management LLC

United Security Bank
Estimated Fair Value for Non-Agency MBS as of 3/31/2012
Appendix A

CUSIP		Security Description NAME	CPN	CPN_TYP	CRR (voluntary)	Mo. 1 to 24 CDR	Mos. 25 to 36	Mo. 37 CDR	zero in month
75115AAA0	[2]	RALI 2006-QS8 A1	6.00	FIXED	5.79	12.44	ramp	5.53	200
74922LAK9	[2]	RALI 2006-QS16 A10	6.00	FIXED	6.84	12.57	ramp	5.87	200
02150FAJ9	[2]	CWALT 2007-8CB A9	6.00	FIXED	5.67	10.90	ramp	5.09	215

CUSIP	Loss Severity	Annual Improve.	Severity Floor	Disc. Rate 1	Fair Value 1	Disc. Rate 2	Fair Value 2	Value @ Coupon	Yield	Value @ Yield	Book Value	OTTI Flag [1]
75115AAA0	63.07%	2.50%	23.00%	12.00%	59.0908	14.00%	55.0088	76.4680	6.25%	75.5330	77.3741	OTTI
74922LAK9	61.28%	2.50%	23.00%	12.00%	60.7396	14.00%	56.7654	77.3990	6.23%	76.5820	76.1786	-
02150FAJ9	63.52%	2.50%	23.00%	11.00%	64.2640	13.00%	59.4358	80.9035	6.17%	80.1944	81.1665	-

[1] Assumes a tolerance of 100 bps
[2] Bond has reflected OTTI previously

CUSIP	Security Description NAME	Type
75115AAA0	RALI 2006-QS8 A1	SEN_FIX
74922LAK9	RALI 2006-QS16 A10	SEN_FIX
02150FAJ9	CWALT 2007-8CB A9	SEN_SPR_FIX

Wilary Winn Risk Management LLC

United Security Bank
Estimated Fair Value for Non-Agency MBS as of 3/31/2012
Appendix B

CUSIP	Security	Current Coupon	Coupon Type	Original WAM	WAM	Age	GEO #1 Curr. %	GEO #2 Curr. %	GEO #3 Curr. %	Limited Doc %	Credit Score	WALTV	Orig. Credit Support	Curr. Credit Support	30 Days Delinq.	60 Days Delinq.	90 Days Delinq.	Fore-closure	REO
75115AAA9	RALI 2006-QS8 A1	6.00	FIXED	358	287	69	CA 22%	FL 14%	NJ 6%	76.4	707	71.8	6.7500	-	4.78%	1.73%	4.33%	17.65%	1.35%
74922LAK9	RALI 2006-QS16 A10	6.00	FIXED	359	292	65	CA 17%	FL 12%	NY 11%	76.3	704	71.7	6.7500	-	5.37%	2.48%	4.27%	17.60%	1.00%
02150FAJ9	CWALT 2007-8CB A9	6.00	FIXED	359	297	61	CA 31%	FL 15%	AZ 5%	82.1	711	61.1	9.4100	1.9500	3.34%	1.61%	8.54%	10.33%	2.73%

Wilary Winn Risk Management LLC

United Security Bank
Estimated OTTI for Non-Agency MBS as of 3/31/2012
Appendix C

Cusip	Description	Current Par Amount	Book Price	Book Value $	Value @ Yield	Value @ Yield $	Fair Value %	Fair Value $	Total OTTI	OTTI Credit	OTTI Other
75115AAA9	RALI 2006-QS8 A1	$ 1,213,413	77.3741	$ 938,867	75.5330	$ 916,527	59.0908	$ 717,016	$ 221,851	$ 22,340	$ 199,512
								Total	$ 221,851	$ 22,340	$ 199,512

Appendix D
Reuters Corporate Bond Spreads for Banks

Section 1 - Reuters Corporate Spreads for Banks - 3/31/2012

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
Aa1/AA+	149	153	157	166	176	183	207
Aa2/AA	150	154	164	173	183	193	215
Aa3/AA-	152	163	177	188	190	196	222
A1/A+	202	215	222	238	239	245	272
A2/A	217	220	226	241	244	248	276
A3/A-	221	232	242	245	246	255	281
Baa1/BBB+	289	300	307	320	349	357	381
Baa2/BBB	294	303	311	322	351	360	382
Baa3/BBB-	299	312	317	327	353	363	385
Ba1/BB+	510	520	530	540	570	590	615
Ba2/BB	520	530	540	550	580	600	625
Ba3/BB-	530	540	550	560	590	610	635
B1/B+	590	600	610	640	680	720	780
B2/B	600	610	620	650	690	730	790
B3/B-	610	620	630	660	700	740	800
Caa/CCC+	765	785	795	810	815	825	875
US Treasury Yield	0.17	0.33	0.50	1.04	1.61	2.21	3.34

Section 2 - Reuters All-In Rates Including Credit - 3/31/2012

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
Aa1/AA+	1.66	1.86	2.07	2.70	3.37	4.04	5.41
Aa2/AA	1.67	1.87	2.14	2.77	3.44	4.14	5.49
Aa3/AA-	1.69	1.96	2.27	2.92	3.51	4.17	5.56
A1/A+	2.19	2.48	2.72	3.42	4.00	4.66	6.06
A2/A	2.34	2.53	2.76	3.45	4.05	4.69	6.10
A3/A-	2.38	2.65	2.92	3.49	4.07	4.76	6.15
Baa1/BBB+	3.06	3.33	3.57	4.24	5.10	5.78	7.15
Baa2/BBB	3.11	3.36	3.61	4.26	5.12	5.81	7.16
Baa3/BBB-	3.16	3.45	3.67	4.31	5.14	5.84	7.19
Ba1/BB+	5.27	5.53	5.80	6.44	7.31	8.11	9.49
Ba2/BB	5.37	5.63	5.90	6.54	7.41	8.21	9.59
Ba3/BB-	5.47	5.73	6.00	6.64	7.51	8.31	9.69
B1/B+	6.07	6.33	6.60	7.44	8.41	9.41	11.14
B2/B	6.17	6.43	6.70	7.54	8.51	9.51	11.24
B3/B-	6.27	6.53	6.80	7.64	8.61	9.61	11.34
Caa/CCC+	7.82	8.18	8.45	9.14	9.76	10.46	12.09

Appendix D
Reuters Corporate Bond Spreads for Banks

Section 3 - Median Credit Default Swap Rates - Financial Sector - 3/31/2012 (1) (2)

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
AA+ through AA-	0.37	0.49	0.62	0.88	0.99	1.10	1.10
A+ through A-	0.53	0.69	0.84	1.13	1.24	1.31	1.31
BBB+ through BBB-	0.69	0.84	0.99	1.46	1.70	1.86	1.86
BB+ through BB-	1.97	2.43	2.90	2.68	2.93	2.96	2.96

Section 4 - Reuters All-In Rates Excluding Credit - 3/31/2012 (3)

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
Aa1/AA+	1.29	1.37	1.45	1.81	2.38	2.94	4.31
Aa2/AA	1.30	1.38	1.52	1.88	2.45	3.04	4.39
Aa3/AA-	1.32	1.47	1.65	2.03	2.52	3.07	4.46
A1/A+	1.65	1.79	1.88	2.29	2.75	3.35	4.74
A2/A	1.80	1.84	1.92	2.32	2.80	3.38	4.78
A3/A-	1.84	1.96	2.08	2.36	2.82	3.45	4.83
Baa1/BBB+	2.37	2.49	2.59	2.78	3.40	3.92	5.28
Baa2/BBB	2.42	2.52	2.63	2.80	3.42	3.95	5.29
Baa3/BBB-	2.47	2.61	2.69	2.85	3.44	3.98	5.32
Ba1/BB+	3.30	3.10	2.90	3.76	4.38	5.15	6.53
Ba2/BB	3.40	3.20	3.00	3.86	4.48	5.25	6.63
Ba3/BB-	3.50	3.30	3.10	3.96	4.58	5.35	6.73
B1/B+	4.10	3.90	3.70	4.76	5.48	6.45	8.18
B2/B	4.20	4.00	3.80	4.86	5.58	6.55	8.28
B3/B-	4.30	4.10	3.90	4.96	5.68	6.65	8.38
Caa/CCC+	5.85	5.75	5.55	6.46	6.83	7.50	9.13

Notes:

(1) 2 year CDS is interpolated from the 1 year and 3 year values.
(2) 10 years is the longest CDS maturity. 30 year reflects the 10 year value.
(3) Section 4 reflects Section 2 minus Section 3 based on rating range.
Due to limited CDS market data, B+ through CCC+ reflect BB+ through BB- CDS adjustments.

Exhibit 3

Wilary Winn Risk Management LLC

July 6, 2012

Ken Donahue
Chief Financial Officer
United Security Bank
2126 Inyo Street
Fresno, CA 93721

Dear Mr. Donahue:

Wilary Winn Risk Management LLC ("WW Risk Management") has performed a review and analysis of a portfolio of Non-Agency Mortgage Backed Securities ("Portfolio") owned by United Security Bank. This evaluation establishes an estimated fair value for the Portfolio as of June 30, 2012.

Our valuation report is divided into three sections:

I. **Valuation Conclusion**
This section describes our valuation conclusions.

II. **Valuation Methodology**
This section provides detailed descriptions of the assumptions used to derive the fair value of the Portfolio and the basis for our assumptions.

III. **Bond Fair Value Reports**
This section includes reports that summarize the estimated values of the Portfolio.

WW Risk Management believes the analyses provide United Security Bank with a perspective regarding the overall fair value of the Portfolio and its risk characteristics, based on the attributes of the loans underlying the securities, the attributes of the securities themselves, and conditions in the marketplace at June 30, 2012. The valuation is meant to be "Level Three" pursuant to FASB Accounting Standards Codification ("FASB ASC") – *Topic 820 – Fair Value Measurements and Disclosures*. The valuation does not reflect or represent the actual terms or prices at which any party could purchase the securities. There is currently no active secondary market for non-investment grade securities and there can be no assurance that any secondary market for the securities will develop. We note that the secondary market for investment grade securities has recently begun to show signs of recovery. It also should not be construed as a formal audit of the Portfolio nor of the operation itself. The information and opinions expressed herein are confidential to the management of United Security Bank, its auditors, audit committee and regulatory bodies.

Please call us should you have any questions or desire further assistance.

Sincerely,

Douglas M. Winn
President

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 2

VALUATION CONCLUSION

United Security Bank engaged Wilary Winn Risk Management LLC to provide it with an independent third party valuation of the Portfolio. The calculations used to determine fair value are based on the attributes of the mortgage backed securities, the attributes of the mortgages underlying the securities, and market-based assumptions.

WW Risk Management prepared the valuation based on our judgment of prevailing economic and market conditions as well as other factors and analyses we deemed relevant or important. Our valuation is subject to the assumptions and qualifications set forth in this report.

WW Risk Management utilized the *INTEX US Residential Mortgage Backed Securities Deal Model Library* to obtain information regarding the attributes of each security and the specific loan level collateral for each security as of June 1, 2012. We also obtained aggregate weighted average information on the collateral underlying each security (delinquency status, historical rates of prepayment and default, original FICO, percentage of loans with limited underwriting, original loan to value ratio (LTV), aggregate property location by metropolitan statistical area (MSA), and weighted average maturity remaining) from Bloomberg.

A summary of the significant collateral characteristics is attached as Appendix B. While we have analyzed this information, we have not performed an independent audit of the source data. We have relied on the data as being truthful, accurate, and complete. Any adjustments to source data could result in material changes to our estimate of the Portfolio's fair value.

WW Risk Management utilizes both published and unpublished industry sources in estimating fair value. WW Risk Management believes these sources to be reliable, but cannot guarantee the accuracy and completeness of such information (i.e., loan prepayment speed assumptions, discount rates, default rates, and loss severity percentages).

Our evaluation of the Portfolio assumes United Security Bank continues as a going concern with adequate liquidity.

The estimated range of fair values for the Portfolio as of June 30, 2012 by CUSIP is attached as Appendix A. WW Risk Management believes the Portfolio has Other Than Temporary Impairment which is reflected on Appendix C.

WW Risk Management believes that the data and assumptions used to determine fair value are reasonable. The fair value calculations reflect relevant facts and market conditions. Events and conditions occurring after the valuation date could have a material effect on the Portfolio's fair value.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 4

Section II

Valuation Methodology

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 5

VALUATION METHODOLOGY

WW Risk Management determined the estimated fair values for each security based on discounted cash flow analyses using the INTEX desktop valuation model. Our estimates are based on key valuation assumptions which are documented below.

Collateral Cash Flows

The aggregated loan level cash flows are primarily dependent on the estimated speeds at which the loans are expected to prepay, the estimated rates at which the loans are expected to default, and the severity of the losses on loans that are liquidated through the foreclosure process.

Prepayment Assumptions

WW Risk Management's estimate of prepayment speeds begins with the prepayment rates provided by the Securities Industry & Financial Markets Association (SIFMA) as of July 2, 2012, to approximate a measure of the borrowers' *incentive* to prepay based on market interest rates. In order to incorporate the borrowers' *ability* to prepay, we then make adjustments to the base rate to reflect the borrowers' ability to qualify for a new loan based on their credit. We also make adjustments based on the location of the property to capture the appreciation or depreciation by MSA and thus reflect the likelihood the property will appraise at an amount sufficient to repay the existing loan. These adjustments factor prepay speeds down as credit quality and home prices deteriorate, reflecting the diminished ability to refinance.

In addition, our assumptions are based on evaluation of the conditional prepayment rates (CPR) and conditional repayment rates (CRR) over a 1 month, 3 month, 6 month, 1 year and lifetime basis to the extent these values are provided by the servicer, and forecasts from other industry experts.

Our estimates for the rate of voluntary repayments, or CRR, by CUSIP are included in Appendix A.

Default Rates

WW Risk Management's estimates for the conditional default rate (CDR) vectors are based on the status of the loans at June 1, 2012 – current, 30-59 days delinquent, 60-89 days delinquent, 90+ days delinquent, foreclosure or REO – and our proprietary loss migration models (i.e. percentage of 30 day delinquents that will ultimately migrate to default, percentage of 60 day delinquents that will ultimately migrate to default, etc.). Our model assumes that the 60 day plus population will move to repossession inventory subject to our loss migration assumptions and liquidate over the next 24 months. Defaults vector from month 25 to month 36 to our month 37 CDR value and ultimately vector to zero over an extended period of time of at least 15 years.

We further benchmarked our default rate assumptions to the recent results experienced by major servicers of non-Agency MBS for securities with similar attributes and forecasts from other industry experts and industry research.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 6

Our CDR vector assumption by CUSIP is included in Appendix A.

Loss Severity

WW Risk Management estimates for loss severity are based on the initial loan to value ratio, the loan's lien position, private mortgage insurance proceeds available (if any), and the estimated change in the price of the property since origination. We estimate the historical change in the value of the property using *Housing Pricing Indices by Metropolitan Statistical Area* produced by the Federal Housing Finance Agency (FHFA).

We based our estimates for future changes in the prices of the residences collateralizing the mortgages using the Case Shiller forecasts and forecasts by MSA provided by the Housing Predictor website.

Our loss severity assumption is static for twelve months then decreases monthly based on future market appreciation. Our annual market appreciation assumption is 2.50% after 12 months. Our loss severity is subject to a floor value of 23.00%.

We benchmarked our loss severity estimates to the recent results of the loan collateral supporting the securities and the results experienced by major servicers of non-Agency MBS for securities with similar attributes.

Our loss severity estimates by CUSIP are included in Appendix A.

Our prepayment, default and loss severity assumptions result in forecasted cumulative loss rates. WW Risk Management benchmarked our forecasts to the projected cumulative principal losses by product, by year of origination, released by other industry experts.

Bond Waterfall

The INTEX desktop model calculates mortgage cash flows based on the loan level attributes supplied as of the bond settlement date of June 30, 2012 and WW Risk Management's valuation input assumptions. Cash flows are then allocated to securities by priority based upon the cash flow waterfall rules provided in the prospectus supplement.

Internal Rate of Return

Internal rates of return (IRR) are the pre-tax yield rates used to discount the future cash flow stream expected from the collateral cash flows. There is currently no active secondary market for non-investment grade securities and there can be no assurance that any secondary market for the securities will develop. We note that the secondary market for investment grade securities has recently begun to show signs of recovery. The lack of market activity for non-investment grade securities is evidenced by a significant widening of the bid/ask spreads in the markets in which the non-Agency MBS trade and then by a significant decrease in the volume of trades relative to historical levels. The new issue market is also inactive and few non-Agency MBS have been issued since October 2008.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 7

WW Risk Management explicitly calculates the **credit component** utilizing conditional default and loss severity vectors within the Intex valuation model. WW Risk Management relies on FASB ASC paragraph 820-10-55-5 to provide guidance on the discount rates to be used when a market is not active. According to the standard, the discount rate should take into account all of the following factors:

- The time value of money (risk free rate)
- Price for bearing the uncertainty in the cash flows (risk premium)
- Other case specific factors that would be considered by market participants, including a liquidity adjustment

Further support for our discount rates can be found on Appendix D. Section 1 of Appendix D reflects corporate bond spreads for banks and the risk free rate (U.S. Treasury yields) as of June 30, 2012. This information is provided by Reuters.

Section 2 of Appendix D adds the risk free rate to the corporate bond spread for banks. Please remember that credit valuation adjustment is included within these values. To remove the credit component (since WW Risk Management is explicitly calculating the credit portion) section 3 provides the credit default swap rates for financial companies as a proxy for credit based on various terms. Section 4 provides discount rates that are exclusive of the credit component. Please note that these values are similar to the discount rates utilized within our valuations. Characteristics of the securities and their related collateral may cause adjustment to these values.

Additionally, our discount rate estimates come from conversations with major financial institutions regarding assumptions they are using for highly rated assets, from opportunistic hedge funds regarding assumptions they are using to bid on lower and unrated assets, and other industry experts.

WW Risk Management has observed a relatively wide range of discount rates used to estimate fair value. We have therefore discounted the resulting cash flows back to June 30, 2012 at the following rates:

- Coupon rate on the bond purchased
- Effective yield on the bond
- Market discount rate 1
- Market discount rate 2

Our estimated IRRs ranged from 11.00% to 14.00% due to the characteristics and estimated performance of these securities. Uncertainty and liquidity premiums added to the risk free rates ranged from 9.75% to 13.00% based upon the collateral attributes and performance and characteristics of the securities.

Appendix A shows our IRRs by CUSIP.

United Security Bank
Valuation of Non-Agency Mortgage Backed Securities
Prepared by Wilary Winn Risk Management LLC – All rights reserved
Page 8

Wilary Winn Risk Management LLC

United Security Bank
Estimated Fair Value for Non-Agency MBS as of 6/30/2012
Appendix A

CUSIP		Security Description			CRR	Mo. 1 to	Mos. 25	Mo. 37	zero in	Loss	Annual	Severity	Disc.	Fair	Disc.	Fair	Value @		Value @	Book	OTTI
		NAME	CPN	CPN_TYP	(voluntary)	24 CDR	to 36	CDR	month	Severity	Improve.	Floor	Rate 1	Value 1	Rate 2	Value 2	Coupon	Yield	Yield	Value	Flag (1)
75115AAA9	(2)	RALI 2006-QS8 A1	6.00	FIXED	5.99	12.51	ramp	5.35	200	61.10%	2.50%	23.00%	12.00%	60.0675	14.00%	55.9847	77.3651	6.26%	76.4010	77.6373	OTTI
74922LAK9	(2)	RALI 2006-QS16 A10	6.00	FIXED	6.28	11.66	ramp	5.86	200	60.13%	2.50%	23.00%	12.00%	60.9435	14.00%	56.8402	78.2583	6.24%	77.3687	78.3277	-
02150FAJ9	(2)	CWALT 2007-8CB A9	6.00	FIXED	6.50	10.62	ramp	4.99	215	65.44%	2.50%	23.00%	11.00%	64.1627	13.00%	59.5120	80.0058	6.17%	79.3361	81.2142	OTTI

(1) Assumes a tolerance of 100 bps
(2) Bond has reflected OTTI previously

CUSIP	Security Description	
	NAME	Type
75115AAA9	RALI 2006-QS8 A1	SEN_FIX
74922LAK9	RALI 2006-QS16 A10	SEN_FIX
02150FAJ9	CWALT 2007-8CB A9	SEN_SPR_FIX

Wilary Winn Risk Management LLC

United Security Bank
Estimated Fair Value for Non-Agency MBS as of 6/30/2012
Appendix B

CUSIP	Security	Current Coupon	Coupon Type	Original WAM	WAM	Age	GEO #1 Curr. %	GEO #2 Curr. %	GEO #3 Curr. %	Limited Doc %	Credit Score	WALTV	Orig. Credit Support	Curr. Credit Support	30 Days Delinq.	60 Days Delinq.	90 Days Delinq.	Fore-closure	REO
75115AAA9	RALI 2006-QS8 A1	6.00	FIXED	358	284	72	CA 22%	FL 15%	NJ 6%	76.9	707	71.6	6.75	-	4.25%	1.91%	4.38%	17.89%	1.48%
74922LAK9	RALI 2006-QS16 A10	6.00	FIXED	359	288	68	CA 17%	FL 12%	NY 11%	76.0	705	71.6	6.75	-	5.16%	2.34%	4.91%	16.40%	0.75%
02150FAJ9	CWALT 2007-8CB A9	6.00	FIXED	359	294	64	CA 31%	FL 15%	AZ 5%	82.3	711	60.9	9.41	0.11	2.49%	1.40%	8.40%	11.30%	1.97%

Wilary Winn Risk Management LLC

United Security Bank
Estimated OTTI for Non-Agency MBS as of 6/30/2012
Appendix C

Cusip	Description	Current Par Amount	Book Price	Book Value $	Value @ Yield	Value @ Yield $	Fair Value %	Fair Value $	OTTI Credit
75115AAA9	RALI 2006-QS8 A1	$ 1,176,349	77.6373	$ 913,286	76.4010	$ 898,742	60.0675	$ 706,603	$ 14,543
02150FAJ9	CWALT 2007-8CB A9	$ 7,171,544	81.2142	$ 5,824,314	79.3361	$ 5,689,623	64.1627	$ 4,601,456	$ 134,691
								Total	$ 149,234

Appendix D
Reuters Corporate Bond Spreads for Banks

Section 1 - Reuters Corporate Spreads for Banks - 6/30/2012

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
Aa1/AA+	130	165	164	188	198	205	229
Aa2/AA	135	162	172	195	205	215	237
Aa3/AA-	148	185	199	210	212	218	244
A1/A+	210	226	245	260	261	267	294
A2/A	215	242	248	263	266	270	298
A3/A-	220	244	254	267	268	277	303
Baa1/BBB+	296	322	329	342	371	379	403
Baa2/BBB	302	325	333	344	373	378	404
Baa3/BBB-	307	334	339	349	375	385	407
Ba1/BB+	535	545	555	565	595	615	640
Ba2/BB	545	555	565	575	605	625	650
Ba3/BB-	555	565	575	585	615	635	660
B1/B+	615	625	635	665	705	745	805
B2/B	625	635	645	675	715	755	815
B3/B-	635	645	655	685	725	765	825
Caa/CCC+	790	810	830	835	840	850	900
US Treasury Yield	0.20	0.30	0.39	0.72	1.10	1.64	2.75

Section 2 - Reuters All-In Rates Including Credit - 6/30/2012

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
Aa1/AA+	1.50	1.95	2.03	2.60	3.08	3.69	5.04
Aa2/AA	1.55	1.92	2.11	2.67	3.15	3.79	5.12
Aa3/AA-	1.68	2.15	2.38	2.82	3.22	3.82	5.19
A1/A+	2.30	2.56	2.84	3.32	3.71	4.31	5.69
A2/A	2.35	2.72	2.87	3.35	3.76	4.34	5.73
A3/A-	2.40	2.74	2.93	3.39	3.78	4.41	5.78
Baa1/BBB+	3.16	3.52	3.68	4.14	4.81	5.43	6.78
Baa2/BBB	3.22	3.55	3.72	4.16	4.83	5.42	6.79
Baa3/BBB-	3.27	3.64	3.78	4.21	4.85	5.49	6.82
Ba1/BB+	5.55	5.75	5.94	6.37	7.05	7.79	9.15
Ba2/BB	5.65	5.85	6.04	6.47	7.15	7.89	9.25
Ba3/BB-	5.75	5.95	6.14	6.57	7.25	7.99	9.35
B1/B+	6.35	6.55	6.74	7.37	8.15	9.09	10.80
B2/B	6.45	6.65	6.84	7.47	8.25	9.19	10.90
B3/B-	6.55	6.75	6.94	7.57	8.35	9.29	11.00
Caa/CCC+	8.10	8.40	8.69	9.07	9.50	10.14	11.75

Appendix D
Reuters Corporate Bond Spreads for Banks

Section 3 - Median Credit Default Swap Rates - Financial Sector - 6/30/2012 (1) (2)

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
AA+ through AA-	0.48	0.60	0.72	0.98	1.05	1.15	1.15
A+ through A-	0.48	0.68	0.88	1.34	1.50	1.61	1.61
BBB+ through BBB-	0.74	0.88	1.02	1.53	1.81	2.04	2.04
BB+ through BB-	1.76	2.44	3.11	2.97	2.99	3.08	3.08

Section 4 - Reuters All-In Rates Excluding Credit - 6/30/2012 (3)

Rating	1 yr	2 yr	3 yr	5 yr	7 yr	10 yr	30 yr
Aa1/AA+	1.02	1.35	1.31	1.62	2.04	2.55	3.90
Aa2/AA	1.07	1.32	1.39	1.69	2.11	2.65	3.98
Aa3/AA-	1.20	1.55	1.66	1.84	2.18	2.68	4.05
A1/A+	1.82	1.88	1.96	1.98	2.21	2.71	4.09
A2/A	1.87	2.04	1.99	2.01	2.26	2.74	4.13
A3/A-	1.92	2.06	2.05	2.05	2.28	2.81	4.18
Baa1/BBB+	2.43	2.64	2.67	2.61	3.01	3.40	4.75
Baa2/BBB	2.49	2.67	2.71	2.63	3.03	3.39	4.76
Baa3/BBB-	2.54	2.76	2.77	2.68	3.05	3.46	4.79
Ba1/BB+	3.79	3.31	2.83	3.40	4.07	4.72	6.08
Ba2/BB	3.89	3.41	2.93	3.50	4.17	4.82	6.18
Ba3/BB-	3.99	3.51	3.03	3.60	4.27	4.92	6.28
B1/B+	4.59	4.11	3.63	4.40	5.17	6.02	7.73
B2/B	4.69	4.21	3.73	4.50	5.27	6.12	7.83
B3/B-	4.79	4.31	3.83	4.60	5.37	6.22	7.93
Caa/CCC+	6.34	5.96	5.58	6.10	6.52	7.07	8.68

Notes:

(1) 2 year CDS is interpolated from the 1 year and 3 year values.

(2) 10 years is the longest CDS maturity. 30 year reflects the 10 year value.

(3) Section 4 reflects Section 2 minus Section 3 based on rating range.
Due to limited CDS market data, B+ through CCC+ reflect BB+ through BB- CDS adjustments.